 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

May 12, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

12 May 2026

STERLING AMOUNT OF DIVIDEND

As announced on 2 March 2026, a final dividend of 24.1 US cents per ordinary share in respect of the year ended 31 December 2025 will be paid on 27 May 2026 to shareholders whose name appeared on the Register at the close of business on 27 March 2026. Those shareholders whose address on the Register is in the UK, and those who have validly elected to receive sterling dividends, will receive a dividend of 17.78 pence per share.

Philip Horner
Group Deputy Company Secretary
Smith & Nephew plc
Tel:  +44 (0)1923 477100

LEI: 213800ZTMDN8S67S1H61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 12, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary